UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 29, 2011

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 FILED ON MARCH 15, 2010 (REGISTRATION No. 333-165472) AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY SANOFI.

Exhibit List

Exhibit No.	Description

Exhibit 1.1	Underwriting Agreement dated September 27, 2011, by and among Sanofi and Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Natixis Securities North America, Inc., acting as representatives of the several Underwriters.

Exhibit 5.1	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under French law

Exhibit 5.2	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under New York law

Exhibit 8.1	Opinion of Jones Day, French tax counsel to the Company, as to certain matters of French taxation

Exhibit 8.2	Opinion of Jones Day, U.S. tax counsel to the Company, as to certain matters of U.S. taxation

Exhibit 23.1	Consent of Jones Day (included in Exhibits 5.1, 5.2, 8.1 and 8.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2011

SANOFI

By:	/s/ John Felitti

Name:	John Felitti
Title:	Associate Vice President, Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 1.1	Underwriting Agreement dated September 27, 2011, by and among Sanofi and Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Natixis Securities North America, Inc., acting as representatives of the several Underwriters.

Exhibit 5.1	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under French law

Exhibit 5.2	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under New York law

Exhibit 8.1	Opinion of Jones Day, French tax counsel to the Company, as to certain matters of French taxation

Exhibit 8.2	Opinion of Jones Day, U.S. tax counsel to the Company, as to certain matters of U.S. taxation

Exhibit 23.1	Consent of Jones Day (included in Exhibits 5.1, 5.2, 8.1 and 8.2)